[LETTERHEAD OF PALATIN TECHNOLOGIES, INC.]

[LOGO OMITTED]

                           PALATIN TECHNOLOGIES, INC.
                             1996 STOCK OPTION PLAN
                               OPTION CERTIFICATE

     This Certificate, when executed by a duly authorized officer of Palatin Technologies, Inc. (the "Company"), evidences the grant to the Optionee named below of an Option to purchase shares of the Common Stock of the Company.

     1.   Optionee Gene Mancino

     2.   Number of shares of Common Stock subject to Option 7,500

     3.   Option Price $4.375 per share

     4.   Date of Grant 11/28/00

     5.   Expiration Date of Option 11/28/10

     6.   Is Option an Incentive Stock Option? Yes   No X

     This Option is subject to, and governed by, all of the terms of the Company's 1996 Stock Option Plan ("Plan"), including the provisions with respect to acceleration and early termination. Terms defined in the Plan are used in this Certificate as so defined.

     This Option is exercisable upon the placement of an Executive Director/Vice President of Research/Product Development as detailed in the Retainer Search Agreement dated November 2000.

     This Certificate is not a security and only describes the Option granted to the Optionee. The number of shares of Common Stock subject to the Option shall be as reflected on the books and records of the Company. Neither this Certificate nor the Option is assignable or transferable by the Optionee except as set forth in Plan.

                                                      PALATIN TECHNOLOGIES, INC.

                                                      By:    ___________________

                                                      Title: ___________________